Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266287

PROSPECTUS SUPPLEMENT NO. 9
(to Prospectus dated August 12, 2022)

Jushi Holdings Inc.
This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated August 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-266287). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “JUSH” and quoted on the OTCQX Best Market under the symbol “JUSHF.” The last reported sale price of our Subordinate Voting Shares on the CSE on March 17, 2023 was C$0.77 per share and on the OTCQX Best Market on March 17, 2023 was $0.57 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

March 14, 2023
Date of Report (date of earliest event reported)
___________________________________
JUSHI HOLDINGS INC.
(Exact name of registrant as specified in its charter)
___________________________________

British Columbia (State or other jurisdiction of incorporation or organization)	000-56468 (Commission File Number)	98-1547061 (I.R.S. Employer Identification Number)
301 Yamato Road, Suite 3250 Boca Raton, FL 33431
(Address of principal executive offices and zip code)
(561) 617-9100
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth in Item 5.02 of this Current Report on Form 8-K describing the issuance of $750,000 principal amount of additional Notes (as defined below) is incorporated into this Item 2.03 by reference.
Item 3.02 Unregistered Sales of Equity Securities.
The information contained in Item 5.02 of this Current Report on Form 8-K with respect to the Warrants (as defined below) is incorporated into this Item 3.02 by reference.
The Warrants will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction, and were offered in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder and, as applicable, corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering. Mr. Cacioppo is an “accredited investors” as such term is defined in Regulation D promulgated under the Securities Act.
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Amendment No. 1 to CEO Employment Agreement.
In order to put the Company’s cash to better use and provide an additional opportunity for James Cacioppo, the Company’s Chief Executive Officer and Chairman of the Board of Directors (the “Board”), to further invest into the Company, on March 14, 2023, Jushi Holdings Inc. (the “Company”), JGMT, LLC and Mr. Cacioppo, entered into an amendment to Mr. Cacioppo’s existing employment agreement (the "Amendment") pursuant to which Mr. Cacioppo agreed to receive the $750,000 annual cash bonus that would otherwise have been paid to him on March 15, 2023 in the following alternative form: (i) a lump sum cash payment in the amount of $250,000, (ii) $750,000 aggregate principal amount of 12% second lien notes due December 7, 2026 (“Notes”) and (iii) fully-detached warrants to purchase up to approximately $375,000 worth of the Company’s subordinate voting shares (“Warrants”), with such warrants to be priced and issued as soon as practicable in accordance with US and Canadian securities laws.
The warrants, when issued, will have an exercise price per subordinate voting share equal to the greater of: (a) a twenty-five percent (25%) premium to the volume-weighted average price per share of the Company’s subordinate voting shares on the Canadian Securities Exchange (converted into U.S. Dollars at an exchange rate determined by the Company in good faith) over the trailing ten (10) trading day period prior to the date the Warrants are issued, and (b) the fair market value of the Company’s subordinate voting shares on the Canadian Securities Exchange (converted into U.S. Dollars at an exchange rate determined by the Company in good faith) on the date the Warrants are issued.
Each component of the annual bonus shall be paid or issued on March 15, 2023, or as soon as practicable thereafter, as determined by the Board in its sole discretion, but in no event later than December 31, 2023, subject to the Company’s collection of all applicable withholding taxes, and provided Mr. Cacioppo remains employed by the Company on the applicable payment date. The Company does not expect the Warrants to be issued to Mr. Cacioppo until after the Company's Quarterly Report on Form 10-Q for the second quarter of 2023 is filed.
The Notes and the Warrants are part of the Company's private placement (“Offering”) of 12% second lien notes due December 7, 2026, and fully-detached warrants initially announced by the Company in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 15, 2022. Except for the exercise price, the Warrants issued pursuant to the Amendment will be in the same form as issued to all investors in the Offering, and the Notes will be issued on the same terms as the Notes purchased by all investors in the Offering, as additional notes under the Trust Indenture, dated December 7, 2022, between the Company and Odyssey Trust Company, as trustee.
The Company also previously announced in the Current Report on Form 8-K filed by the Company with the SEC on December 9, 2022 that the Company closed on a second tranche of the Offering for an additional aggregate principal amount of $3 million of Notes and 719,080 Warrants purchased by Mr. Cacioppo, who was not involved in pricing or setting the terms of the Offering.
The foregoing summary is not complete and qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

10.1	Amendment No. 1 to Employment Agreement between the Company, JGMT, LLC and James Cacioppo.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUSHI HOLDINGS INC.
Date:	March 17, 2023	By:	/s/ Jon Barack
Jon Barack
President

EXHIBIT 10.1
Amendment No. 1 to Employment Agreement
between JGMT, LLC, Jushi Holdings, Inc. and James Cacioppo
This Amendment No. 1 (“Agreement”) is entered into by and between JGMT, LLC (“Company”), Jushi Holdings, Inc. (“Parent”) and James Cacioppo (“Executive”) (collectively the “Parties”).
    WHEREAS, effective January 1, 2022, the Parties entered into an Employment Agreement (the “Employment Agreement”). Capitalized terms, to the extent not defined herein, shall be as defined in the Employment Agreement;
    WHEREAS, the Employment Agreement provides that on or before March 15, 2023 Executive is entitled to receive a cash Annual Bonus (as defined in the Employment Agreement) in respect of the 2022 year in an amount not less than $750,000, less applicable withholdings;
WHEREAS, on December 8, 2022, the Company closed a tranche of a private placement (“Offering”) and issued approximately $69 million aggregate principal amount of 12% second lien notes (“Notes”) and detached warrants expiring December 7, 2026 to purchase up to approximately 16 million of the Company’s subordinate voting shares at an exercise price per share of $2.086 (the “Warrants”), and on December 9, 2022, the Company closed on a second tranche of the Offering for an additional aggregate principal amount of $3 million of Notes and 719,080 Warrants purchased by the Executive.
WHEREAS, in order to assist the Company in managing cash and near-term working capital requirements, Executive, after consultation with the Company’s Board of Directors (“Board”), has consented to receive his 2022 Annual Bonus in the following form: (i) a lump sum cash payment in the amount of $250,000, (ii) $750,000 aggregate principal amount of Notes, and (iii) Warrants to purchase up to approximately $375,000 worth of the Company’s subordinate voting shares at an exercise price per share equal to the greater of (a) a twenty-five percent (25%) premium to the volume-weighted average price per share of the Company’s subordinate voting shares on the Canadian Securities Exchange (converted into U.S. Dollars at an exchange rate determined by the Company in good faith) over the trailing ten (10) trading day period prior to the date the Warrants are granted, and (b) the fair market value of the Company’s subordinate voting shares on the Canadian Securities Exchange (converted into U.S. Dollars at an exchange rate determined by the Company in good faith) on the date the Warrants are granted.
    NOW THEREFORE, in consideration of the mutual promises contained herein, the Parties agree to the following:
1.Executive’s 2022 Annual Bonus shall be paid in the following form: (i) a lump sum cash payment in the amount of $250,000, (ii) $750,000 aggregate principal amount of Notes, and (iii) Warrants to purchase up to approximately $375,000 worth of the Company’s subordinate voting shares at an exercise price per share equal to the greater of (a) a twenty-five percent (25%) premium to the volume-weighted average price per share of the Company’s subordinate voting shares on the Canadian Securities Exchange

(converted into U.S. Dollars at an exchange rate determined by the Company in good faith) over the trailing ten (10) trading day period prior to the date the Warrants are granted, and (b) the fair market value of the Company’s subordinate voting shares on the Canadian Securities Exchange (converted into U.S. Dollars at an exchange rate determined by the Company in good faith). on the date the Warrants are granted (collectively, the “Payments”). Each Payment shall be made on March 15, 2023, or as soon as practicable thereafter, as determined by the Board in its sole discretion, but in no event later than December 31, 2023, subject to the Company’s collection of all applicable withholding and payroll taxes, and provided Executive remains employed by the Company on the applicable payment date.

Except for exercise price, the Warrants will be in the same form as issued to Executive in the Offering, and the Notes shall be issued on the same terms as the Notes issued to Executive in the Offering as additional notes under the Indenture dated December 7, 2022 with Odyssey Trust Company, as trustee. Executive acknowledges and agrees that the Notes and Warrants have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state, and are offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder and, as applicable, corresponding provisions of state securities laws, and such Notes and Warrants may not be offered or sold by the Executive without registration under the Securities Act or any applicable state securities laws or pursuant to exemption from registration thereunder.

2.Section 26 of the Employment Agreement entitled “Code Section 409A Compliance” is hereby incorporated into this Agreement in full by reference.

3.By signing this Agreement, Executive acknowledges and agrees that, notwithstanding anything to the contrary in any agreement between Executive and the Company, or any of its affiliates, including, but not limited to the Employment Agreement and any equity award or any program, plan or arrangement of the Company, the Parent, or any of the Company or the Parent’s affiliates, the change to the form of payment of Executive’s 2022 Annual Bonus constitutes payment of such bonus in full, and has been implemented with Executive’s consent and shall not constitute “Good Reason” for Executive to resign from the Company or a breach of any obligation of the Company, the Parent, or any of the Company or the Parent’s affiliates to the Executive.

4.Except to the extent otherwise agreed by the parties in writing, the change in the form of Executive’s 2022 Annual Bonus payment shall be a one-time change, and shall not impact the payment of any subsequent Annual Bonus that may become due and payable pursuant to the agreement.

5.Except as otherwise provided herein, nothing in this Agreement constitutes a waiver of any other compensation or benefits to which Executive may be entitled or a waiver of any of Executive’s rights under any agreement between Executive and the Company and/or the Parent.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

EXECUTIVE

Dated: March 14, 2023	By:	/s/ James Cacioppo
James Cacioppo

COMPANY
JGMT, LLC

Dated: March 14, 2023	By:	/s/ Jon Barack
Jon Barack
Title: Authorized Representative

PARENT
Jushi Holdings, Inc.

Dated: March 14, 2023	By:	/s/ Jon Barack
Jon Barack
Title: President